Exhibit 99.1

QUARTERLY ACTIVITIES REPORT

For the period ending 30 September 2025

Highlights

•	Leach Optimisation and New Mine Plan Yields Material Improvement in Project Economics

o	38% increase in unlevered life of mine NPV to US$1,888 million

o	16% increase in unlevered life of mine IRR to 16.8%

o	20% increase in annual lithium hydroxide production years 3-25 to 25,500 tpa

o	9% increase in annual boric acid production years 1-25 to 126,700 tpa

o	All-in sustaining cash cost of US$5,626 per metric tonne lithium carbonate equivalent

•	The Project has a stable overall operating cost structure due to the scale and reliability of its boric acid revenue. Boron remains one of the most stable natural resource commodities.

•	Successfully raised US$2.2 million (~A$3.4 million) via a Share Purchase Plan

Monday, 20 October 2025 – Ioneer Ltd (“Ioneer” or “the Company”) (ASX: INR, Nasdaq: IONR), an emerging lithium-boron supplier, is pleased to report on its activities for the quarter ending 30 September 2025 and provide an update on the development of its 100%-owned Rhyolite Ridge Lithium-Boron Project in Esmeralda County, Nevada (“Rhyolite Ridge Project” or “the Project”).

Bernard Rowe, Ioneer’s Managing Director, said, “The Rhyolite Ridge Project has again delivered with a material upgrade to project economics in the September quarter, thanks to increased annual lithium and boron production. Reducing the leach retention time to two days will allow us to mine and process 25% more ore annually due to the more efficient use of our sulphuric acid. These updates have resulted in a material increase in production volumes of both lithium and boron chemicals. Importantly, this material improvement does not require additional capital expenditure or change to plant design.”

In commenting on the US$2.2 Million Share Purchase Plan, James D. Calaway, Ioneer’s Executive Chair, said, “The success of the Share Purchase Plan is the result of strong engagement from existing investors, signalling market confidence in the Rhyolite Ridge Project.”

Leach Optimisation and New Mine Plan Yields Material Improvement in Project Economics

In September 2025, Ioneer announced a material improvement in project economics for the Rhyolite Ridge Lithium-Boron Project1 following the quadrupling of ore reserve announcement in the June quarter.

The material upgrade to project economics is the result of reducing leach retention time to two days, from the previous three days. This optimisation will deliver a 25% increase in the amount of ore mined and processed annually due to the more efficient use of our sulphuric acid and result in a material increase in production volumes of both lithium and boron chemicals.

Importantly, the improvement does not require additional capital expenditure or change to plant design.

A new mine plan was developed based on the higher processing rate leading to an updated Ore Reserve and Mineral Resource also being reported in September. The overall Reserve and Resource numbers increased by approximately 5% from the 2 June 2025 announcement.

Ioneer engaged the independent services of Independent Mining Consultants, Inc. (IMC) to compile and complete the updated South Basin Mineral Resource and Ore Reserve estimates, which has been verified and approved by their appointed Competent Person in compliance with JORC Code (2012).

The Mineral Resource is estimated at 539 million tonnes, including an Ore Reserve of 260 million tonnes, representing a small increase from the previous 2025 estimate. The Mineral Resource is inclusive of the Ore Reserve. The Company expects to mine and process 260 million tonnes over the 82-year mine life at an average annual rate of 3.2 million tonnes per year. The 260 million tonnes represents 48% of the total Mineral Resource of 539 million tonnes.

The current 82-year mine plan is made up entirely of Reserve material (100%), and of that, approximately 35% is Proved Ore Reserve. The resource flexibility allows for a potential extension to the life of the mine or expansion opportunities in the future. The Reserve and Resource estimates are summarised in Table 1 and 2 below.

Table 1: Summary comparison of the current Ore Reserve against the previous May 2025 Ore Reserve

Group	Classification	Tonnes (Mt)	Li (ppm)	B (ppm)	Li2CO3 (wt. %)	H3BO3 (wt. %)	Li2CO3 (kt)	H3BO3 (kt)
August 2025 Reserve	Proved	89.5	1,574	6,589	0.84	3.77	750	3,373
	Probable	170.8	1,386	4,473	0.74	2.56	1,260	4,369
	Total	260.3	1,451	5,201	0.77	2.97	2,010	7,742
May 2025 Reserve	Proved	85.7	1,572	6,814	0.84	3.90	717	3,341
	Probable	160.9	1,407	4,715	0.75	2.70	1,205	4,337
	Total	246.6	1,464	5,444	0.78	3.11	1,922	7,678
Variation	Proved	3.8	2	-225			33	32
	Probable	9.9	-21	-242			55	32
	Total	13.7	-13	-243			88	-64

1 See ASX announcement titled “Leach Optimisation and New Mine Plan Yields Material Improvement in Project Economics” dated 3 September 2025

2

Table 2: Summary comparison of the current Mineral Resource Estimate (Aug. 2025) against the previous Mineral Resource Estimate (Feb. 2025)

Processing Stream	Group	Classification	Tonnes (M)	Li (ppm)	B (ppm)	Li2CO3 (wt. %)	H3BO3 (wt. %)	Li2CO3 (kt)	H3BO3 (kt)
Combined Streams	August 2025 Resource	Mea + Ind	434.3	1,437	5,092	0.76	2.91	3,321	12,645
		Inf	105.1	1,332	3,472	0.71	1.99	745	2,088
		Total	539.5	1,417	4,776	0.75	2.73	4,067	14,733
	February 2025 Resource	Mea + Ind	413.8	1,479	5.321	0.79	3.04	3,257	12,591
		Inf	96.6	1,387	3,745	0.74	2.14	713	2,069
		Total	510.4	1,462	5,023	0.78	2.87	3,970	14,659
	Variation	Mea + Ind	20.5					64.6	54.7
		Inf	8.6					32.3	19.0
		Total	29.1					97.0	73.7

The updated stage one operation with reduced leach times and higher plant throughput result in materially improved project economics, further enhancing the attractiveness of Rhyolite Ridge. The updated findings position Ioneer, on an LCE basis, in the lowest cost quartile for lithium production globally with an estimated all-in sustaining cash cost to produce battery grade lithium hydroxide of US$5,626 and a C1 cash cost of $3,554 per tonne net of expected boric acid revenue in the first 25 years.

The Project has a stable overall operating cost structure to produce lithium carbonate and battery grade lithium hydroxide due to the scale and reliability of its boric acid revenue. Boron has remained one of the most stable natural resource commodities over many decades.

Table 3: Key Metrics Comparison

June 2025 3-day leach		August 2025 2-day leach
$1,367 million	Unlevered NPV8	$1,888 million
$497 million	Avg. LOM Annual Revenue	$575 million
17,200 tpa	Avg. LOM LCE Prod. pa	19,300 tpa
60,400 tpa	Avg. LOM Boric Acid Prod. pa	68,000 tpa
246.6 Mt	Ore Processed	260.3 Mt
95 years	Life of Project	82 years
$319 million	Average Annual EBITDA	$384 million
$1,668 million AACE Class 2 estimate	Capital Costs	$1,668 million AACE Class 2 estimate
$1,830 million	Sustaining Capex	$2,242 million
14.5%	Unlevered IRR	16.8%
8 years (from operations)	Payback Period	7 years (from operations)
P65	Confidence Level	P65

3

Equity Raising

During the Quarter, Ioneer Ltd announced the results of the Company’s Share Purchase Plan (SPP) as announced on 13 June 2025.

The SPP closed on 10 July 2025. It followed the successful completion of a US$16 million (~A$25 million) placement to sophisticated and professional investors as announced on 13 June 2025 (Placement).

The Company received applications for 33,550,000 new fully paid ordinary shares under the SPP, raising approximately US$2.2 million (~A$3.4 million). The SPP Shares were issued on 17 July 2025, with trading of the SPP Shares commencing on 18 July 2025.

The SPP provided eligible shareholders with the opportunity to subscribe for up to A$30,000 of new fully paid ordinary shares at A$0.10 per share, being the same price paid by participants in the Placement.

Funds raised by the Placement and SPP will be applied to accelerate the development of Ioneer’s 100% owned Rhyolite Ridge Lithium-Boron Project (Project), including to:

•	Advance Project readiness;
•	Fund environmental, permitting expenses and commitments;
•	Pay other Project costs; and
•	Fund working capital and general corporate purposes.

Strategic Partnering Process

In late June, Ioneer launched its formal strategic partnering process to identify a strong equity partner to help accelerate the development of Rhyolite Ridge and advance the Project into production and that the process was expected to take a minimum of 4 months.

The strategic process is ongoing and Ioneer is in active discussions with a number of parties.

Goldman Sachs & Co. LLC is assisting with the strategic partnering process and acting as financial advisor to Ioneer.

Rhyolite Ridge Permitting

Ioneer now holds all significant Federal and State authorizations required for construction of the Rhyolite Ridge Project.

The State of Nevada issued the final revision of the Class II Air Operating Permit on 21 July 2025. Similarly, The State of Nevada issued the final modified Water Pollution Control Permit on 8 August 2025, which aligned operational aspects of the Project to the approved Mine Plan of Operations. The Bureau of Land Management (BLM) issued a favorable Record of Decision (ROD) on 24 October 2024, authorizing the Plan of Operations and completing the National Environmental Policy Act (NEPA) process.

In October 2024, the Center for Biological Diversity (CBD) filed a federal lawsuit against the BLM decision. In November 2024, Ioneer filed a motion to intervene and join the federal government in its defence, which the court allowed in January 2025. Preliminary filings were made in Q2 2025 and will continue through the second half of 2025.

4

Sales & Marketing

EV Demand

According to the International Energy Agency (IEA), global electric vehicle (EV) sales are expected to surpass 20 million units in 2025, representing more than 25% of all cars sold worldwide, a significant increase from 2024's sales of more than 17 million units. China and Europe are leading this growth, with China expected to account for approximately 60% of new car sales and Europe circa 25%. Significant growth is also expected in other emerging markets, with Asia and Latin America the key contributors. In the U.S., EV sales in 2025 are expected to reach 11% of market share. The IEA's data shows that the global EV market remains on a strong upward trend even with potential threats of higher tariffs and lower GDP growth.

Lithium Market and Price

The lithium market remains oversupplied and is projected to peak in 2027. Demand growth is expected to outpace supply growth, leading to a decline in lithium surpluses starting in 2028, with a balanced market anticipated by 2032. The battery-grade lithium market is tighter and is expected to enter deficit from 2030.

Wood Mackenzie predicts that global lithium demand will grow at a cumulative annual growth rate (CAGR) of 9.1% from 2025 to 2035, with the market continuing to grow at double-digit rates until 2029. Lithium demand across all end-use sectors is slightly lower in 2025 compared to the previous forecast, standing at 1.51 million tons lithium carbonate equivalent (LCE).

China’s preference for lithium iron phosphate (LFP) cathode chemistries is driving demand for battery-grade lithium carbonate. International interest in LFP is also increasing. Wood Mackenzie projects that battery-grade lithium carbonate will grow at an 8% CAGR from 2025 to 2035.

The need for nickel-rich cathodes, such as nickel cobalt aluminium Oxide (NCA) and nickel manganese cobalt (NMC) chemistry batteries, drives the demand for battery-grade lithium hydroxide. These batteries remain vital due to their high energy density and enhanced performance. Wood Mackenzie projects demand will grow at an annual rate of 12.3% from 2025 to 2035.

Wood Mackenzie forecasts that the average spodumene price will be US$804 per ton, with a 3-5% increase in 2025, and a recovery is expected in 2029. The spodumene market is currently in a persistent deficit, reflecting strong chemical production, and prices remain closely tied to lithium chemical prices. An oversupply of lithium chemicals is likely to hinder a quick rebound. In the third quarter, lithium chemical prices increased compared to the previous quarter. Wood Mackenzie forecasts that in 2026, spot prices will average US$9,822 per ton for carbonate and US$9,555 for hydroxide, while contract prices will be US$11,997/ton for carbonate and US$11,923/ton for hydroxide.

Boric Acid Market and Price

The boric acid market in 2025 is expected to continue exhibiting stable growth of over 3%, driven by strong demand from the consumer electronics sector (TFT display glass substrates), the military (ferroboron and boron carbide), and the construction industry (insulation and ceramics).

The third quarter saw the global boric acid market begin to show signs of market tightness, with key suppliers’ lead times increasing and shipment delays, contrasting with the small oversupply in the first half of 2025.

The boric acid price in the third quarter has been stable compared to the first half of the year with slight upward pressure.

5

Environmental, Health, Safety & Sustainability (EHSS) Program

Sustainability Road Mapping /External Disclosure Alignment

Ioneer has committed to participate in the S&P Global 2025 Corporate Sustainability Assessment with information due for submission in October 2025, followed by the S&P Global Assessment Report, due in late Q4 2025.

Environmental Regulatory Compliance

Ioneer continues to maintain compliance with the issued State of Nevada Water Pollution Control Permit, Class 2 Air Permit and State Reclamation permit. No compliance issues were noted during the quarter and Ioneer continues to report ongoing monitoring and compliance related activities as required under these obligations.

Health & Safety

During the quarter, Ioneer reported no lost time incidents, first aid incidents, or fatalities for Ioneer staff.

Tiehm’s buckwheat

Tiehm’s buckwheat conservation efforts continued at the Company’s dedicated greenhouse in Nevada during the quarter and focussed on the germination, propagation of new seedlings, and supporting the flowering and pollination of existing plants. The Company continues to demonstrate the ability to grow and reproduce Tiehm’s buckwheat from seed in a variety of soil types including soils that are low in both lithium and boron.

Ioneer continues to work closely with the BLM and USFW service to finalize the various Tiehm's buckwheat Applicant Proposed Conservation Measure Protocol and Procedure documents as outlined in the BLM's Record of Decision and USFWS Biological Opinion. As of the end of the quarter, 8 of the 12 Protocol and Procedure documents have been issued for use, another is in agency review, and the remaining three are expected to be issued for use in Q1 2026. Further towards the conservation of Tiehm's buckwheat, ioneer voluntarily initiated the development of a Controlled Propagation Plan in collaboration with USFWS and BLM.  The objectives of this multi-year effort are to establish new populations of Tiehm's buckwheat outside the Rhyolite Ridge project area to promote redundancy, representation and resilience in the species.

Community & Tribal Nations

Ioneer continues to engage with local communities and Tribal Nations to address any environmental and social concerns and enhance local economic opportunities.

Engineering

During the quarter, the engineering team continued to work toward completing updated resource and reserve estimates, revised mine plan and capital expenditure/operating expenditure estimates. In parallel, work continued on several value enhancement projects and operational improvements.

Organic Growth Projects

EcoPro Lithium Clay Project

The EcoPro Lithium Clay R&D project continues to make promising progress in Q3 2025, demonstrating positive momentum in balancing lithium recovery and impurity removal while reducing sulphuric acid consumption and associated costs.  Ioneer and EcoPro plan to complete the process flow chart with economic analysis by the end of the year for joint assessment.

6

Corporate Activities

2025 Sustainability Report

In September, Ioneer released and published its 2025 Sustainability Report, our fourth annual report on our advancing sustainability strategy, initiatives and performance for FY2025. This report can be found on the Ioneer website.

Annual General Meeting

The Annual General Meeting will be held at 10:00 am (AEDT) on Friday, 31 October 2025. Shareholders are invited to attend the virtual AGM online. The Notice of Meeting and instructions on how to participate in the meeting can be found on the Ioneer website.

Departure of Chief Financial Officer

In September, the Company announced that Ian Bucknell, Chief Financial Officer (CFO) and Company Secretary, would depart the Company to pursue other interests, effective mid-December. This comes after seven years of service with the company and marks a transition point for the company as his replacement will be U.S. based. Ian is working through his contractual notice period, ensuring business continuity and a smooth transition of the CFO and Company Secretarial roles and responsibilities.

Change in Financial Year End

During the quarter, Ioneer announced that the Board of Directors had resolved to change Ioneer’s financial year from 1 July - 30 June, to 1 January - 31 December.

Update to Estimated Project Timeline

Ioneer’s estimated timing* for the Rhyolite Ridge Lithium-Boron Project is as follows:

Milestone	Targeted timing*	Note
Issue an updated report under Subpart 1300 of U.S. Securities and Exchange Regulation S-K regarding mineral resources and reserves supported by the mine plan and economic update announced in September	4Q 2025
Targeted release of JORC summary of a mine plan and updated project economics highlighting additional project optimisation	4Q 2025
Targeted completion of Strategic Partner process	1H 2026	The strategic process is ongoing and Ioneer is in active discussions with a number of parties.
Targeted Final Investment Decision (FID)	TBA	Dependent on outcomes of Strategic Partnering Process and requirement to refresh Project economics.
Construction	Circa 36 months	Includes supply of long-lead items and construction. Subject to lead times and when orders are placed.

*As of the date of this quarterly, and subject to change.

7

Upcoming Work Program

The work program over the coming months includes:

•	Issue updated report under Subpart 1300 of U.S. Securities and Exchange Regulation S-K
•	Issue updated JORC summary of a mine plan and updated project economics highlighting additional project optimisation
•	Complete a strategic partnering process for the Rhyolite Ridge Project
•	Make a Final Investment Decision

ASX Additional Information

The Company provides the following information pursuant to ASX Listing Rule requirements.

1.
ASX LR 5.3.1: Exploration and Evaluation Expenditure during the quarter was US$3.5 million.  Details of the exploration activity are set out in this report.  A breakdown of the expenditure is shown below:

Expenditure	US$’000
Exploration	51
Engineering	1813
Environmental	837
Sales & Marketing	115
Other	660
Total	3,476

2.	ASX LR 5.3.2: The Company confirms there were no production or development activities during the quarter.

3.
ASX LR 5.3.5: Related party payments for the quarter totalled US$266,443 comprising salaries and fees for the Company’s executive and non-executive directors.  No other payments were made to any related parties of the entity or their associates.

4.	ASX LR 5.3.3: INR confirms that it has not acquired tenements during the quarter (see Appendix 1).

8

Capital Structure

Total cash and cash equivalents as of 30 September 2025, was US$21.8 million of which 43% was held in USD with the balance held in AUD.

At the end of the quarter, Ioneer had on issue:

•	2.66 billion ordinary shares,
•	78.19 million performance rights, and
•	1.63 million options.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

--ENDS—

Media Contact

Chad Yeftich Ioneer USA Corporation	Ian Bucknell Ioneer Limited
Investor Relations (USA) T: +1 775 993 8563 E: ir@ioneer.com	Investor Relations (AUS) T: +61 434 567 155 E: ir@ioneer.com

9

About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA.  Rhyolite Ridge is one of two known lithium-boron ore deposits in North America and one of only three known such deposits in the world.  Once operational, the world-class project is expected to power upward of 50 million electric vehicles and will instantly become a globally significant source of critical materials vital to the clean energy transition.

In October 2024, Ioneer received its federal permit for the Rhyolite Ridge Lithium-Boron Project from the Bureau of Land Management. In January 2025, the U.S. Department of Energy finalized a $996 million loan debt financing for ioneer's Rhyolite Ridge lithium project. Ioneer signed separate offtake agreements with Dragonfly Energy in 2023, Ford Motor Company and PPES (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors or find us on X, Facebook, LinkedIn, Instagram and YouTube.

Competent Persons Statement

In respect of Mineral Resources and Ore Reserves referred to in this presentation and previously reported by the Company in accordance with JORC Code 2012, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “Leach Optimisation and New Mine Plan Yields Material Improvement in Project Economics” dated 3 September 2025, released on ASX.  Further information regarding the Mineral Resource estimate and Ore Reserve can be found in that report.  All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.

In respect of production targets referred to in this presentation, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “Leach Optimisation and New Mine Plan Yields Material Improvement in Project Economics” dated 3 September 2025.  Further information regarding the production estimates can be found in that report.  All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.

10

Recent Announcements

The table below lists announcements made by the Company during the quarter.

Date Released	Title
02/07/2025	Application for quotation of securities - INR
02/07/2025	Notification of cessation of securities - INR
02/07/2025	Change of Director’s Interest – Bernard Rowe
02/07/2025	Change of Director’s Interest – James Calaway
17/07/2025	Results of Share Purchase Plan
17/07/2025	Application for quotation of securities - INR
17/07/2025	Change of Director’s Interest – Alan Davies
17/07/2025	Change of Director’s Interest – Bernard Rowe
17/07/2025	Change of Director’s Interest – Tim Woodall
17/07/2025	Change of Director’s Interest – Maggi Walker
28/07/2025	June 2025 – Quarterly Activities Report
28/07/2025	June 2025 – Quarterly Cash Flow Report
04/08/2025	Ceasing to be a substantial holder
26/08/2025	Application for quotation of securities - INR
28/08/2025	Notification regarding unquoted securities - INR
01/09/2025	Application for quotation of securities - INR
03/09/2025	Material Improvement in Project Economics
04/09/2025	Date of 2025 Annual General Meeting
04/09/2025	Investor Webinar Details
04/09/2025	Investor Presentation September 2025
05/09/2025	S&P DJI Announces September 2025 Quarterly Rebalance
17/09/2025	Annual Report to Shareholders
17/09/2025	Sustainability Report 2025
17/09/2025	Corporate Governance Statement – 30 June 2025
17/09/2025	Appendix 4G – 30 June 2025
22/09/2025	Departure of Chief Financial Officer
25/09/2025	Change in Financial Year End
30/09/2025	Notice of Annual General Meeting/Proxy Form

11

Appendix 1 - Schedule of Tenements

ASX listing rule 5.3.3

Country	Project	Tenement ID	Tenement Name	Area (km2)	Interest at beginning of quarter	Interest at end of quarter	Note
USA	Rhyolite Ridge	NMC1117360	SLB claims (199)	15.9	100%	100%	No change
USA	Rhyolite Ridge	NV105809159	SLB claims (18)	1.4	100%	100%	No change
USA	Rhyolite Ridge	NMC1171536	SLM claims (122)	9.6	100%	100%	No change
USA	Rhyolite Ridge	NMC 1179516	RR claims (65)	4.8	100%	100%	No change
USA	Rhyolite Ridge	NV105810398	RR claims (14)	1.1	100%	100%	No change
USA	Rhyolite Ridge	NV105272779	RMS mill sites (23)	0.5	100%	100%	No change
USA	Rhyolite Ridge	NV106354216	RMS mill sites (325)	6.5	100%	100%	No change
USA	Rhyolite Ridge	NMC1147932	SLP claims (120)	9.6	100%	100%	No change
USA	Rhyolite Ridge	NV105272053	PR claims (11)	0.9	100%	100%	No change
USA	SM	NMC1166813	SM claims (96)	7.7	100%	0%	Released
USA	GD	NMC1166909	GD claims (13)	1.0	100%	0%	Released
USA	CLD	NMC1167700	CLD claims (65)	5.1	100%	0%	Released
USA	Beacon Hill	NMC1118666	NLB claims (160)	12.8	100%	100%	No change
USA	Beacon Hill	NV106310781	NLB claims (41)	3.3	100%	100%	No change
USA	Beacon Hill	NMC 1129523	BH claims (81)	6	100%	100%	No change
USA	Sarcobatus Basin	NV106735396	COB claims (231)	18.5	100%	100%	No change

12

Rule 5.5

Appendix 5B

Mining exploration entity or oil and gas exploration entity
quarterly cash flow report

Name of entity
ioneer Ltd
ABN	Quarter ended (“current quarter”)
76 098 564 606	September 2025

Consolidated statement of cash flows		Current quarter $US’000	Year to date (3 months) $US’000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	-	-
(a) exploration & evaluation (if expensed)
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(686)	(686)
	(e) administration and corporate costs	(1,530)	(1,530)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	181	181
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(2,035)	(2,035)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
(a) entities
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) exploration & evaluation (if capitalised)	(3,476)	(3,476)
	(e) investments	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 5B (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 5B Mining exploration entity or oil and gas exploration entity quarterly cash flow report
Consolidated statement of cash flows	Current quarter $US’000	Year to date (3 months) $US’000
2.2	Proceeds from the disposal of:	-	-
(a) entities
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(3,476)	(3,476)

3.	Cash flows from financing activities	2,176	2,176
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	-
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(59)	(59)
3.10	Net cash from / (used in) financing activities	2,117	2,117

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	25,058	25,058
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,035)	(2,035)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(3,476)	(3,476)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	2,117	2,117

ASX Listing Rules Appendix 5B (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 5B Mining exploration entity or oil and gas exploration entity quarterly cash flow report
Consolidated statement of cash flows	Current quarter $US’000	Year to date (3 months) $US’000
4.5	Effect of movement in exchange rates on cash held	132	132
4.6	Cash and cash equivalents at end of period	21,796	21,796

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $US’000	Previous quarter $US’000
5.1	Bank balances	2,257	2,257
5.2	Call deposits	19,539	19,539
5.3	Bank overdrafts	-	-
5.4	Other (provide details)
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	21,796	21,796

6.	Payments to related parties of the entity and their associates	Current quarter $US'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	266
6.2	Aggregate amount of payments to related parties and their associates included in item 2
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

Directors’ fees – 97.5 Executive salary component of chairman’s fee – 62.5 Wages – 106.4

ASX Listing Rules Appendix 5B (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 5B Mining exploration entity or oil and gas exploration entity quarterly cash flow report
7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$US’000
8.1	Net cash from / (used in) operating activities (Item 1.9)	(2,035)
8.2	Capitalised exploration & evaluation (Item 2.1(d))	(3,476)
8.3	Total relevant outgoings (Item 8.1 + Item 8.2)	(5,511)
8.4	Cash and cash equivalents at quarter end (Item 4.6)	21,796
8.5	Unused finance facilities available at quarter end (Item 7.5)	-
8.6	Total available funding (Item 8.4 + Item 8.5)	21,796
8.7	Estimated quarters of funding available (Item 8.6 divided by Item 8.3)	4.0
8.8	If Item 8.7 is less than 2 quarters, please provide answers to the following questions:
	1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A

2.          Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer: N/A
	3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A

ASX Listing Rules Appendix 5B (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 5B Mining exploration entity or oil and gas exploration entity quarterly cash flow report
Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

20 October 2025
Date:

Bernard Rowe – Managing Director
Authorised by:
(Name of body or officer authorising release – see note 4)

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – e.g. Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5